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SEC Mail Processing Section FEB 28 2017 Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66882

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
E.L.K. Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
40 Skokie Blvd., Suite 430
(No. and Street)

Northbrook	**IL**	**60062**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall S. Winters **(847) 919-3544**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Randall S. Winters**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

E.L.K. Capital Advisors, LLC, as

of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
STEVE GOOTEE
Notary Public - State of Illinois
My Commission Expires Sep 6, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.L.K. CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS AND SCHEDULES
For the Year Ended December 31, 2016

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
E.L.K. Capital Advisors, LLC

We have audited the accompanying financial statements of E.L.K. Capital Advisors, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. E.L.K. Capital Advisors, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.L.K. Capital Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of E.L.K. Capital Advisors, LLC financial statements. The information is the responsibility of E.L.K. Capital Advisors, LLC management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$	76,787
Accounts receivable		22,500
Office furniture and equipment, net of accumulated depreciation of $52,995		3,056
Deposits and other		519
	$	102,862

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	14,875
Accrued retirement plan contribution		17,500
Total liabilities		32,375
Stockholder's equity		70,487
Total liabilities and stockholder's equity		102,862

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
December 31, 2016

REVENUES:	
Placement fees	$ 621,166
Advisory fees	75,000
Other income	4,000
Total revenue	700,166
EXPENSES:	
Compensation and benefits	107,167
Communications and data processing	7,412
Occupancy	9,000
Other operating expenses	95,317
Total expenses	218,896
NET INCOME	$ 481,270

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2016

	Paid In Capital	Retained Earnings	Total
Balance, December 31, 2015	$ 281,000	$ (259,783)	$ 21,217
Net income		481,270	481,270
Contributions of capital			
Distributions to stockholder		(432,000)	(432,000)
Balance, December 31, 2016	$ 281,000	$ (210,513)	$ 70,487

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

		2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	481,270
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,414
Increase in accounts receivable		(22,500)
Decrease in deposits and other		491
Decrease in accounts payable and accrued expenses		(13,996)
Net cash provided by operating activities		446,679
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(1,039)
Net cash used by investing activities		(1,039)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholder		(432,000)
Net cash used by financing activities		(432,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		13,640
CASH AND CASH EQUIVALENTS:		
Beginning of year		63,147
End of year		76,787

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: E.L.K. Capital Advisors, LLC (the Company) was organized as an Illinois Limited Liability Company by its sole Stockholder, ELK Investments, Inc., to provide advisory and consulting services related to capital raising activities and mergers and acquisitions for limited partnerships and private equity funds throughout the United States. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority.

Income Taxes: The Company has elected to be an S corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its stockholder and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a S corporation, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

E.L.K. CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to seven years.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company, Other consulting fees are recognized as billed.

NOTE 2 -NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $44,412 which was $39,412 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .7 to 1.0.

NOTE 3 -CONCENTRATIONS

Approximately 87% of all revenues earned during 2016 were from three customers.

NOTE 4 -EMPLOYEE BENEFIT PLAN

The Company maintains a profit sharing and 401(k) plan covering all eligible employees. The plan provides for both discretionary profit sharing contributions and safe harbor matching contributions by the Company as annually determined by its Stockholder. Employer contributions for 2016 amounted to $17,500.

NOTE 5 -LEASES

During 2016, the Company leased office premises under operating leases and received sublease income from a registered rep. The Company's commitment under its office premises leases at December 31, 2016 is approximately the following:

2017	$6,000

Rent expense, net of sublease income of $9,000 for 2016 was approximately $9,000.

E.L.K. CAPITAL ADVISORS, LLC

Supplementary Information
Pursuant to Rule 17(a)-S of the
Securities Exchange Act of 1934

December 31, 2016

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

E.L.K. CAPITAL ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2016

Net Capital	
Total stockholder's equity qualified for net capital	$ 70,487
Deduction for non-allowable assets:	
Accounts receivable	(22,500)
Deposits and other assets	(519)
Office furniture and equipment	(3,056)
Net capital before haircuts	44,412
Less haircuts	-
Net capital	44,412
Minimum net capital required	5,000
Excess net capital	39,412
Aggregate Indebtedness:	
Liabilities	32,375
Minimum net capital based on aggregate indebtedness	2,158
Ratio of aggregate indebtedness to net capital	.73 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORMX-17A-5 AS OF DECEMBER 31, 2016

There is no significant difference between net capital as reported in the FOCUS Part IIA and net capital as reported above.

E.L.K. CAPITAL ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSIONRULE 15c3-3
DECEMBER 31, 2016

The Company is not required to file the above schedules pursuant to Securities and Exchange Commission Rule l5c3-3 paragraph (k)(2)(i).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
E.L.K. Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) E.L.K. Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which E.L.K. Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) E.L.K. Capital Advisors, LLC stated that E.L.K. Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. E.L.K. Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E.L.K. Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

February 22, 2017

BROKER DEALER ANNUAL EXEMPTION REPORT

E.L.K. Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(i) of the Rule.

E.L.K. Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.

Randall S Winters

President